Exhibit 99.1

Castor Maritime Inc. Announces Results of its 2024 Annual General Meeting of Shareholders

Limassol, Cyprus, September 9, 2024 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping company, announces that the Company’s 2024 Annual General Meeting of Shareholders (the “Meeting”) was duly held on September 6, 2024, at 6:00 p.m., local time, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

At the Meeting, the following proposals were approved and adopted:

1.	The re-election of Mr. Georgios Daskalakis to serve as the Company’s Class A Director until the 2027 Annual General Meeting of Shareholders;

2.	The appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2024.

About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.

Castor owns a fleet of 11 vessels, with an aggregate capacity of 0.8 million dwt, currently consisting of three Kamsarmax dry bulk vessels, five Panamax dry bulk vessels, one Ultramax dry bulk vessel and two 2,700 TEU containership vessels.

For more information please visit the Company’s website at www.castormaritime.com. Information on our website does not constitute a part of this press release.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com